SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For September 2, 2011

ASML Holding N.V.

De Run 6501

5504 DR Veldhoven

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ASML share buy back program

Repurchase up to € 1 billion within 2 years

Announced 19 January 2011
Repurchased of total program:	50.3%
The total amount of outstanding shares at the end of 2010 is approximately 436 Million shares.

The following table shows the shares repurchased through August 26, 2011:

Date	Repurchased shares	Average price	Repurchased value
20 Jan - 28 Jan 2011	50,000	€28.37	€1,418,382
31 Jan - 4 Feb 2011	60,975	€30.95	€1,887,258
7 Feb - 11 Feb 2011	360,000	€31.48	€11,331,242
14 Feb - 18 Feb 2011	75,000	€32.21	€2,415,756
21 Feb - 25 Feb 2011	1,122,019	€31.35	€35,176,053
28 Feb - 4 Mar 2011	355,000	€31.74	€11,267,270
7 Mar - 11 Mar 2011	1,658,801	€30.87	€51,210,951
14 Mar - 18 Mar 2011	895,000	€28.83	€25,806,803
21 Mar - 25 Mar 2011	65,000	€29.40	€1,911,216
28 Mar - 1 Apr 2011	25,000	€30.23	€755,871
4 Apr - 8 Apr 2011	175,000	€30.44	€5,327,408
11 Apr - 15 Apr 2011	576,187	€27.66	€15,934,807
18 Apr - 21 Apr 2011	1,383,155	€27.26	€37,698,165
26 Apr - 29 Apr 2011	279,107	€28.09	€7,841,495
2 May - 6 May 2011	10,000	€28.00	€279,963
9 May - 13 May 2011	900,000	€28.20	€25,375,775
16 May - 20 May 2011	331,000	€27.80	€9,200,991
23 May - 27 May 2011	3,186,000	€26.97	€85,916,319
30 May - 3 Jun 2011	588,657	€26.85	€15,803,925
6 Jun - 10 Jun 2011	177,719	€25.86	€4,595,374
13 Jun - 17 Jun 2011	525,000	€25.06	€13,155,144
20 Jun - 24 Jun 2011	386,685	€24.37	€9,423,490
27 Jun - 1 Jul 2011	387,420	€25.21	€9,767,649
4 Jul - 8 Jul 2011	520,820	€26.25	€13,673,479
11 Jul - 15 Jul 2011	403,483	€24.87	€10,034,300
18 Jul - 22 Jul 2011	510,985	€25.04	€12,793,722
25 Jul - 29 Jul 2011	810,500	€25.61	€20,758,541
1 Aug - 5 Aug 2011	1,039,228	€24.11	€25,052,330
8 Aug - 12 Aug 2011	495,120	€22.48	€11,131,275
15 Aug - 19 Aug 2011	647,500	€23.58	€15,270,130
22 Aug - 26 Aug 2011	476,000	€23.32	€11,099,301

Total	18,476,361	€27.24	€503,314,383

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of systems backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates available cash, distributable reserves for dividend payments and share repurchases, uncertainty surrounding the impact of the earthquake and tsunami in Japan and its potential effect on our customers and suppliers and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date: September 2, 2011	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Executive Vice President
and Chief Financial Officer

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